UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           Parallel Technologies, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.006 PER SHARE
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                         (Title of Class of Securities)

                                    699159109
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2005
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  699159109                    13D                  Page  2  of 8 Pages
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     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dalian Fushi Bimetallic Manufacturing Company, Ltd.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)       /  /
               (b)      /  /
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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS*

               OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                People's Republic of China
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       NUMBER OF           7      SOLE VOTING POWER
  SHARES BENEFICIALLY
       OWNED BY                   0
         EACH
       REPORTING
        PERSON
         WITH
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                           8      SHARED VOTING POWER

                                  20,000,000
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                           9      SOLE DISPOSITIVE POWER

                                  0
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                           10     SHARED DISPOSITIVE POWER

                                  20,000,000
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,000,000
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*


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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               51.0%
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    14      TYPE OF REPORTING PERSON*

               CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) This Statement on Schedule 13D relates to the common stock, par value $.006 per share (the "Common Stock"), of Parallel Technologies, Inc., a Nevada corporation (the "Company").

      (b) The principal executive offices of the Company are located at 558 Lime Rock Road, Lakeville, Connecticut 06039.

Item 2. Identity and Background.

      (a) This Statement on Schedule 13D is filed by Dalian Fushi Bimetallic Manufacturing Company, Ltd. ("Dalian Fushi" or the "Reporting Person")

      (b) The business address Dalian Fushi is 1 Shuang Qiang Road, Jinzhou Qu, Dalian, China 116100.

      (c) The names, business addresses and present principal occupations or employment of the directors and executive officers of Dalian Fushi are set forth on Schedule A. All directors and executive officers of Dalian Fushi are citizens of the People's Republic of China (the "PRC").

      (d) & (e) During the last five years, Dalian Fushi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has Dalian Fushi been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining Dalian Fushi from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (f) Dalian Fushi is a limited liability company formed under the laws of the PRC.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 13, 2005 (the "Closing Date"), Dalian Fushi acquired 20,000,000 shares, representing approximately 50.96%, of the Company's Common Stock from Glenn A. Little, the Company's former sole director, President and controlling shareholder under a Stock Purchase Agreement, as amended (the "SPA"). Dalian Fushi Enterprise Group Company, Ltd. (the "Fushi Group") owns approximately 87.73% of the outstanding shares of Dalian Fushi, and Mr. Li Fu, a PRC citizen, is the chairman and owner of approximately 85.71% of the outstanding shares of the Fushi Group. The purchase price of the shares was $550,000.

      The funds used to purchase the shares were provided from the proceeds of a private placement offering of the Company's Series B Convertible Preferred Stock (the "Series B Stock"), from which the Company received gross proceeds of $12,000,000.

Item 4. Purpose of Transaction.

      By virtue of the acquisition of 20,000,000 shares of Common Stock, representing 50.96% outstanding shares of the Company's Common Stock under the SPA with Mr. Little, together with the approximately 746,254.01 shares, or approximately 95.12% of the outstanding shares, of Series A Stock received by Fushi Group, and the other shareholders of Diversified Product Inspections, Inc. ("DPI") under the Share Exchange Agreement with DPI, Dalian Fushi and its shareholders acquired control of the Company on December 13, 2005.

      On December 13, 2005, Dalian Fushi and its shareholders entered into a series of restructuring transactions with Dalian Diversified Product Inspections Bimetallic Cable Co., Ltd , a limited liability entity formed under the laws of the People's Republic of China wholly owned by a foreign entity, DPI, ("Dalian DPI"), completed on December 28, 2005, as a result of which the Company through Dalian DPI acquired substantially all the assets and business of Dalian Fushi. The business consists of manufacturing and selling copper clad aluminum and steel wire, both of which are bimetallic composite wire products that are principally used for network signal transmission cable, cable television wire, signal transmission cable, cable television subscriber lines, distribution lines, local area networks, inner conductor for access networks, telephone subscriber communication lines, patch cords for electronic components, power system grounding lines, conductor lines for electric railways and other applications.

      Immediately prior to December 13, 2005, Glenn A. Little appointed Messrs. Li Fu, Yue Yang and John D. Kuhns as directors of the Company and Mr. Little resigned as a director, and following that closing, Mr. Little resigned all of his positions with the Company and the new directors appointed new officers with immediate effect.

      Under the terms of the stock purchase agreements for the Series B Stock (the "Series B Stock Purchase Agreements"), Dalian Fushi deposited in escrow the 20,000,000 shares of Common Stock and Fushi Group, together with the other three shareholders of Dalian Fushi, Yue Yang, Xishan Yang and Chunyan Xu, deposited in escrow an aggregate of 746,254 shares of Series A Stock that will collectively convert into an aggregate of 14,803,983 shares of Common Stock representing approximately 74.02% of the outstanding Common Stock following a 245.27-for-1 reverse stock split of its common stock ( the "Reverse Split") to secure the obligations of the Company under the certificate of designations, for the Series B Stock, their indemnity obligations under the Series B Stock Purchase Agreements and the obligation of the Company to meet the net profit targets for the fiscal year ending December 31, 2005 as set forth in the Series B Stock Purchase Agreements.

      On December 5, 2005, the Company's sole director adopted a resolution to amend the Company's Articles of Incorporation to effect the Reverse Split and to change the Company's name to "Fushi International, Inc." On that same date, the Company obtained the written consent of the holder of a majority of its then outstanding shares of voting stock approving the Reverse Split and the name change. The Reverse Split and name change will occur upon the filing of a certificate of amendment to the Articles of Incorporation with the Office of the Secretary of Nevada, not less than 20 days after the date upon which the Company send or gives its shareholders an Information Statement advising them of the Reverse Split and the change in the Company's name. On January 5, 2006, the Company mailed an Information Statement to its shareholders. The Reverse Split and the change in the Company name are expected to occur before the end of January 2006.

      Under the Series B Stock Purchase Agreements, the Company will within 90 days following the Closing Date, after consultation with the holders of the Series B Stock, nominate a seven person Board of Directors of the Company and take all actions and obtain all consents, authorizations and approvals which are required to be obtained in order to effect the election of such nominees. In addition, promptly following the Closing Date, the Company will establish a five-member board of advisors consisting of the individuals approved in advance by Chinamerica Fund, LP ("Chinamerica"), the leading investor to the Company, which approval will not be unreasonably withheld. The Series B Stock Purchase Agreement also contemplates that the Company will amend and restate its bylaws within 60 days after the Closing Date, On December 27, 2005, Fushi Group, as holder of a majority of the Company's outstanding shares of voting stock approved the adoption of the amended and restated bylaws of the Company. On January 12, 2006, the Company filed a preliminary Information Statement on
Schedule 14C relating to the adoption by the Company of the amended and restated bylaws, which will become effective 20 days after the Company mails the Information Statement to its shareholders.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Dalian Fushi, Fushi Group and Mr. Fu may be deemed to beneficially own 20,000,000 shares, or approximately 50.96%, of the Company's outstanding Common Stock.

      (b) As a result of Fushi Group's ownership interest in and control of Dalian Fushi, and Mr. Fu's ownership interest in and control of Fushi Group, each of them may be deemed to control Dalian Fushi and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock and beneficially own such stock.

      (c) Except for the acquisition on December 13, 2005 by Dalian Fushi of 20,000,000 shares of Common Stock under the SPA, no transactions in the Common Stock has Dalian Fushi engaged in during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In addition to the agreements, arrangements, understandings and relationships discussed in Items 3 and 4 above and incorporated by reference into this Item 6, under the engagement agreement entered by and among Dalian Fushi and the Company's financial advisor, Kuhns Brothers, Inc., Kuhns Brothers Securities Corporation a subsidiary of Kuhns Brothers, Inc. and the placement agent for the Company's private placement offering of Series B Stock, received the following compensation: (i) $200,000 cash as signing fee, documentation fee and purchase fee, (ii) 10% of the total cash paid for the Series B Stock and warrants, (iii) 38,321 shares of Series A Stock, which will convert automatically into approximately 760,000 shares of the Company's Common Stock after the Reverse Split, and (iv) a warrant to purchase 424,929 shares of Common Stock after the Reverse Split at the exercise price of $3.1064 per share, exercisable within 5 years of the date of issue. In addition, Kuhns Brothers Securities is to receive 10% of the proceeds from the exercise of the warrants issued to the investors.

      Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      1. Stock Purchase Agreement dated as of November 8, 2005 by and among Glenn A. Little and Dalian Fushi.

      2. Amendment No. 1 to Agreement for Purchase of Common Stock between Glenn A. Little and Dalian Fushi dated December 8, 2005.

      3. Series B Stock Purchase Agreement, dated as of December 13, 2005 by and among Parallel Technologies, Inc., Dalian Fushi, the management of Dalian Fushi, Chinamerica Fund, LP, and the other investors named therein. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 14, 2005.

      4. Amendment No. 1 to Series B Stock Purchase Agreement, dated as of December 13, 2005 by and among Parallel Technologies, Inc. Dalian Fushi, the management of Dalian Fushi, Chinamerica Fund, LP, and the other investors named therein. Incorporated by reference to Exhibit
            4.4 to the Company's Current Report on Form 8-K filed on December 14, 2005.

      5. Engagement Letter dated May 27, 2005 between Dalian Fushi and Kuhns Brothers, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


               Dalian Fushi Bimetallic Manufacturing Company, Ltd.



                                By: Dalian Fushi Enterprises Group Company, Ltd.

                                        By:  /s/ Li Fu
                                             -------------------------
                                             Name:  Li Fu
                                             Title: Chairman & President


Date: January 13, 2006

                                   SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DALIAN FUSHI

      The names, present principal occupations and business addresses of the directors and executive officers of Dalian Fushi are set forth below.


Name           Principal Occupation                 Address

Li Fu          Chairman and Executive Director      1 Shuang Qiang Road, Jinzhou
                                                    Qu, Dalian, China 116100

Yue Yang       General Manager                      1 Shuang Qiang Road, Jinzhou
                                                    Qu, Dalian, China 116100

Wenbing Wang   Chief Financial Officer              1 Shuang Qiang Road, Jinzhou
                                                    Qu, Dalian, China 116100

Xishan Yang    Chief Engineer and Executive Vice    1 Shuang Qiang Road, Jinzhou
               President of R&D                     Qu, Dalian, China 116100

Chunyan Xu     Chief Accounting Officer             1 Shuang Qiang Road, Jinzhou
                                                    Qu, Dalian, China 116100